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                                                                    EXHIBIT 4.40

                                 ACKNOWLEDGEMENT

Ronald A. Hirsch ("Hirsch") and Auramet Trading, LLC, a Delaware limited liability company ("Auramet"), executed that Agreement for Credit Risk Participation, dated October 17, 2005 (the "Agreement"). Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

Hirsch hereby acknowledges that, upon receipt of $_________, the Agreement shall terminate. Hirsch also consents to the filing of a Deed of Release and Reconveyance by Auramet, releasing the security interest evidenced by the Deed of Trust, upon receipt of the funds referenced in the preceding sentence.

Date: November __, 2005                 Hirsch:


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                                        Ronald. A. Hirsch